 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

Genocea Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

372427401
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,786,937 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,786,937 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,786,937 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.32% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 147,648 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 103,395 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 252,407 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Includes 211,782 shares of Common Stock underlying certain C Warrants (defined in Item 4) owned by BVF. Excludes 1,479,683 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by BVF.

Excludes 284,862 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by BVF.

2

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,786,937 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,786,937 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,786,937 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.32% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 147,648 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 103,395 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 252,407 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Includes 211,782 shares of Common Stock underlying certain C Warrants (defined in Item 4) owned by BVF. Excludes 1,479,683 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by BVF.

Excludes 284,862 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by BVF.

3

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,984,476 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,984,476 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,984,476 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.81% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 98,640 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF2. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 93,331 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF2. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 227,841 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF2. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Excludes 1,234,286 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by BVF2.

Excludes 174,151 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by BVF2.

4

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,984,476 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,984,476 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,984,476 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.81% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 98,640 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF2. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 93,331 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF2. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 227,841 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF2. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Excludes 1,234,286 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by BVF2.

Excludes 174,151 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by BVF2.

5

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		347,804 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

347,804 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,804 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 25,318 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by Trading Fund OS. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 13,350 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by Trading Fund OS. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 32,590 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by Trading Fund OS. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Excludes 208,701 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by Trading Fund OS.

Excludes 37,426 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by Trading Fund OS.

6

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		347,804 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

347,804 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,804 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 25,318 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by Trading Fund OS. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 13,350 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by Trading Fund OS. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 32,590 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by Trading Fund OS. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Excludes 208,701 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by Trading Fund OS.

Excludes 37,426 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by Trading Fund OS.

7

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,771,413 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

4,771,413 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,771,413 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.04% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 147,648 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF and 98,640 shares of Common Stock underlying certain Warrants owned by BVF2. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 103,395 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF and 93,331 shares of Common Stock underlying certain B Warrants owned by BVF2. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 252,407 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF and 227,841 shares of Common Stock underlying certain Pre-Funded B Warrants owned by BVF2. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Includes 211,782 shares of Common Stock underlying certain C Warrants (defined in Item 4) owned by BVF. Excludes 1,479,683 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by BVF and 1,234,286 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker owned by BVF2.

Excludes 284,862 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by BVF and 174,151 shares of Common Stock underlying certain Pre-Funded C Warrants due to the Pre-Funded C Warrants Blocker owned by BVF2.

8

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		5,285,549 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

5,285,549 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,285,549 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 312,498 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by the Reporting Persons. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 217,617 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by the Reporting Persons. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 531,248 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by the Reporting Persons. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Includes 211,782 shares of Common Stock underlying certain C Warrants (defined in Item 4) owned by BVF. Excludes 2,939,478 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by the Reporting Persons.

Excludes 500,000 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by the Reporting Persons.

9

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		5,285,549 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

5,285,549 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,285,549 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 312,498 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by the Reporting Persons. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 217,617 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by the Reporting Persons. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 531,248 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by the Reporting Persons. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Includes 211,782 shares of Common Stock underlying certain C Warrants (defined in Item 4) owned by BVF. Excludes 2,939,478 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by the Reporting Persons.

Excludes 500,000 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by the Reporting Persons.

10

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		5,285,549 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

5,285,549 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,285,549 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 312,498 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by the Reporting Persons. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 217,617 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by the Reporting Persons. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 531,248 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by the Reporting Persons. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

Includes 211,782 shares of Common Stock underlying certain C Warrants (defined in Item 4) owned by BVF. Excludes 2,939,478 shares of Common Stock underlying the C Warrants due to the C Warrants Blocker (defined in Item 4) owned by the Reporting Persons.

Excludes 500,000 shares of Common Stock underlying certain Pre-Funded C Warrants (defined in Item 4) due to the Pre-Funded C Warrants Blocker (defined in Item 4) owned by the Reporting Persons.

11

CUSIP No. 372427401

Item 1(a).	Name of Issuer:

Genocea Biosciences, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

100 Acorn Park Drive

Cambridge, MA 02140

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

12

CUSIP No. 372427401

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

372427401

13

CUSIP No. 372427401

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2020, the Reporting Persons hold 624,998 warrants, exercisable for an aggregate of 312,498 shares of Common Stock (the “Warrants”). Two Warrants entitle the holder thereof to acquire, for an exercise price of $9.60, one share of Common Stock. The Warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 9.99% of the outstanding shares of Common Stock after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Warrants (the “Warrants Blocker”). As of December 31, 2020, the Warrants Blocker does not limit the exercise of the Warrants by the Reporting Persons.

14

CUSIP No. 372427401

As of the close of business on December 31, 2020, the Reporting Persons hold 217,617 Class B Warrants (the “B Warrants”) exercisable for an aggregate of 217,617 shares of Common Stock. The B Warrants have an exercise price of $4.5248 per share, subject to the terms of the B Warrants, and expire on February 14, 2024. The B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “B Warrants Blocker”). As of December 31, 2020, the B Warrants Blocker does not limit the exercise of the B Warrants by the Reporting Persons.

As of the close of business on December 31, 2020, the Reporting Persons hold 531,248 Class B Pre-Funded Warrants (the “Pre-Funded B Warrants”) exercisable for an aggregate of 531,248 shares of Common Stock. The Pre-Funded B Warrants are pre-funded warrants and have an exercise price of $0.01 per share and expire on February 14, 2039. The Pre-Funded B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Pre-Funded B Warrants Blocker”). As of December 31, 2020, the Pre-Funded B Warrants Blocker does not limit the exercise of the Pre-Funded B Warrants by the Reporting Persons.

As of the close of business on December 31, 2020, the Reporting Persons hold 3,151,260 Class C Warrants (the “C Warrants”) exercisable for an aggregate of 3,151,260 shares of Common Stock. The C Warrants have an exercise price of $2.25 per share, subject to the terms of the C Warrants, and expire on July 24, 2024. The C Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “C Warrants Blocker”). As of December 31, 2020, the C Warrants Blocker limited the exercise of C Warrants by the Reporting Persons to 211,782 of the 3,151,260 C Warrants held in the aggregate by the Reporting Persons, exercisable for an aggregate of 211,782 shares of Common Stock.

As of the close of business on December 31, 2020, the Reporting Persons hold 500,000 Class C Pre-Funded Warrants (the “Pre-Funded C Warrants”) exercisable for an aggregate of 500,000 shares of Common Stock. The Pre-Funded C Warrants are pre-funded warrants and have an exercise price of $0.01 per share and have no expiration date. The Pre-Funded C Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Pre-Funded C Warrants Blocker”). As of December 31, 2020, the Pre-Funded C Warrants Blocker limited the exercise of the Pre-Funded C Warrants by the Reporting Persons to 0 of the 500,000 Pre-Funded C Warrants held in the aggregate by the Reporting Persons, exercisable for an aggregate of 0 shares of Common Stock.

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As of the close of business on December 31, 2020 (i) BVF beneficially owned 2,786,937 shares of Common Stock, including (a) 147,648 shares of Common Stock underlying certain Warrants held by it, 103,395 shares of Common Stock underlying certain B Warrants held by it, 252,407 shares of Common Stock underlying certain Pre-Funded B Warrants held by it and 211,782 shares of Common Stock underlying certain C Warrants held by it, and excluding (b) 1,479,683 shares of Common Stock underlying certain C Warrants held by it and 284,862 shares of Common stock underlying certain Pre-Funded C Warrants held by it; (ii) BVF2 beneficially owned 1,984,476 shares of Common Stock, including (a) 98,640 shares of Common Stock underlying certain Warrants held by it, 93,331 shares of Common Stock underlying certain B Warrants held by it and 227,841 shares of Common Stock underlying certain Pre-Funded B Warrants held by it, and excluding (b) 1,234,286 shares of Common Stock underlying certain C Warrants held by it and 227,841 shares of Common stock underlying certain Pre-Funded C Warrants held by it; and (iii) Trading Fund OS beneficially owned 347,804 shares of Common Stock, including (a) 25,318 shares of Common Stock underlying certain Warrants held by it, 13,350 shares of Common Stock underlying certain B Warrants held by it and 32,590 shares of Common Stock underlying certain Pre-Funded B Warrants held by it, and excluding (b) 208,701 shares of Common Stock underlying certain C Warrants held by it and 37,426 shares of Common stock underlying certain Pre-Funded C Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 2,786,937 shares of Common Stock beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,984,476 shares of Common Stock beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 347,804 shares of Common Stock beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 4,771,413 shares of Common Stock beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 5,285,549 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, including 166,332 shares of Common Stock, which includes (a) 40,892 shares of Common Stock underlying certain Warrants, 7,541 shares of Common Stock underlying certain B Warrants and 18,410 shares of Common Stock underlying certain Pre-funded B Warrants, and excludes (b) 16,808 shares of Common Stock underlying certain C Warrants and 3,561 shares of Common stock underlying certain Pre-Funded C Warrants held in certain Partners Managed Accounts (the “Partners Managed Accounts”).

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 5,285,549 shares of Common Stock beneficially owned by Partners.

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CUSIP No. 372427401

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 5,285,549 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. BVF GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of: (i) 51,635,257 shares of Common Stock outstanding as of October 27, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020, (ii) certain or all of the 312,498 shares of Common Stock underlying the Warrants, as applicable, (iii) certain or all of the 217,617 shares of Common Stock underlying the B Warrants, as applicable, (iv) certain or all of the 531,248 shares of Common Stock underlying the Pre-Funded B Warrants, as applicable, and (v) 211,782 shares of Common Stock underlying the C Warrants, as applicable.

As of the close of business on December 31, 2020, (i) BVF beneficially owned approximately 5.32% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 3.81% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock, (iv) BVF GP may be deemed to beneficially own approximately 5.32% of the outstanding shares of Common Stock, (v) BVF2 GP may be deemed to beneficially own approximately 3.81% of the outstanding shares of Common Stock, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, (vii) BVF GPH may be deemed to beneficially own approximately 9.04% of the outstanding shares of Common Stock, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (less than 1% of the outstanding shares of Common Stock are held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

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CUSIP No. 372427401

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by Trading Fund OS and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to Amendment No. 2 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2020.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 372427401

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC, its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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